July 10, 2024

Paul Chang
Co-Chief Executive Officer
Brand Engagement Network Inc.
145 E. Snow King Ave
PO Box 1045
Jackson, WY 83001

       Re: Brand Engagement Network Inc.
           Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-280366
Dear Paul Chang:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Business, page 50

1.     On page 50 your disclosure states that    [w]e believe the primary
differentiation of our AI
       assistants is the ability to ensure unbiased training by eliminating
hallucinations   ,
       filtering for inappropriate inputs and responses, managing customer identity resolution.
       Please expand your disclosure to state the basis for this belief, and
how you can    ensure
       unbiased training by eliminating hallucinations    considering the
nascent stages of
       development of generative AI technology and the systemic risks of bias and hallucinations.
 July 10, 2024
Page 2
Plan of Distribution, page 98

2. We note your disclosure that selling securityholders may use underwriters and that you may prepare prospectus supplements for secondary offerings that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents. Please confirm your understanding that the retention by a selling securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment, and revise accordingly. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.

Exhibit Index, page II-4

3. We note that certain of the shares related to your May 28, 2024 private placement will remain in escrow until certain conditions are satisfied. Please file the related escrow agreement as an exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Matthew Fry